

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

December 22, 2010

Heath B. Clarke
Chief Executive Officer and Chairman
Local.com Corporation
7555 Irvine Center Drive
Irvine, CA 92618

> **Re: Local.com Corporation**
> **Form 10-K for the Fiscal Year Ended December 31, 2009**
> **Forms 8-K Filed on October 13, 2010 and November 4, 2010**
> **File No. 001-34197**

Dear Mr. Clarke:

We have completed our review of the above referenced filings and have no further comments at this time on the specific issues raised.

Sincerely,

Stephen G. Krikorian
Accounting Branch Chief